NUTTER MCCLENNEN & FISH LLP

155 Seaport Boulevard

Boston, MA 02210

June 27, 2005

103819-9

VIA EDGAR

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0308

Washington, D.C. 20549

Re:	Pennichuck Corporation
Amendment No. 3 to Registration Statement on Form S-2
Filed June 27, 2005
and Documents Incorporated by Reference
File No. 333-123725

Dear Mr. Owings:

On behalf of Pennichuck Corporation (the “Company”), attached for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form S-2 (File No. 333-123725) (the “Registration Statement”), marked to show changes from the amendment filed on June 15, 2005, pursuant to Rule 472 under the Securities Act of 1933.

There are two substantive changes to prospectus reflected in Amendment No. 3 to the registration statement:

(1) The company has increased the number of shares offered under the prospectus (exclusive of the underwriters’ over-allotment option) by 100,000, or 14.3%, to 800,000, resulting in an increase in net proceeds of $1.6 or 12.0% ($1.9 million or 12.4% if the underwriters’ over-allotment option is exercised in full).

(2) The Company’s estimate for the cost of its water treatment plant upgrade has increased by $2.0 million or 6.1% to a total of $35.0 million. Consequently, the Company’s estimate for its total capital expenditures during the 2005 to 2008 period has increased by $2.0 million or 3.6% to $57.3 million.

The Company believes that these changes, individually and in the aggregate, do not constitute a material change in the prospectus.

On June 24, 2005, the Company submitted a letter to the Commission requesting that the Commission declare the registration statement effective on June 28, 2005 at 3 p.m. Eastern Time, or as soon thereafter as is practical. As discussed with Mr. Anderegg, the Company still asks that the Commission declare the registration statement of that date and time.

H. Christopher Owings

June 27, 2005

We appreciate your efforts and your prompt and courteous attention to the Company’s registration statement. Please direct any questions you may have to me or Michael K. Krebs at 617-439-2000.

Sincerely,

/s/ Kevin T. Sheehan

KTS:tmw

cc:	Brian McAllister—Securities and Exchange Commission
Mike Moran—Securities and Exchange Commission
Scott Anderegg, Esq.—Securities and Exchange Commission
Donald L. Correll—Pennichuck Corporation
William D. Patterson—Pennichuck Corporation
Justin P. Klein, Esq.—Ballard Spahr Andrews & Ingersoll
Jennifer L. Miller, Esq.—Ballard Spahr Andrews & Ingersoll
Michael K. Krebs, Esq.
Ann Marie Udale, Esq.